PARKS! AMERICA, INC.

1300 Oak Grove Road

Pine Mountain, GA 31822

Via EDGAR

April 5, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:

Parks! America, Inc.

Form 10-K for the fiscal year ended September 30, 2012

Filed December 28, 2012

File No. 000-51254

Form 10-Q for the quarterly period ended December 30, 2012

Filed February 6, 2013

File No. 0-51254

Dear Mr. Humphrey and Ms. Geddes:

We are responding to your letter dated March 7, 2013 concerning our annual report on Form 10-K for the fiscal year ended September 30, 2012 that was filed on December 28, 2012 and the quarterly report on Form 10-Q for the quarter ended December 30, 2012 that was filed on February 6, 2013.  For ease of your review, we have included a reference to your original comments and restated your comment before our response.

Form 10-K for the Fiscal Year Ended September 30, 2012

Index, page 3

Comment #1

Please revised the date as appropriate in future filings.

Response # 1

Thank you.  The error is duly noted.

Market for Common Equity, page 9

Comment #2

You state that your common stock trades on the OTCBB.  It appears, however, that your common stock is quoted on the OTCQB.  Please revise your future filings, both here and in the overview of your business section on page 4, accordingly.

Response #2

We will make the correction in all future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 13

Comment #3

In future filings, please revise this section to provide a discussion of critical accounting policies that supplements (but does not duplicate) the description of accounting policies in the notes to the financial statements, and provides greater insight into the quality and variability of information regarding financial condition and operating performance.  Refer to the guidance in FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

April 5, 2013

Response #3

Management has reviewed Financial Reporting Release #72 and is evaluating its discussion in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In particular, management will endeavor to provide greater insight into the quality and variability of information regarding financial condition and accounting and operating performance and avoid duplicative disclosure with respect to accounting policies in the MD&A and the financial footnotes.  We note that the issues affecting our business are generally straightforward and have been identified.  Our discussion may not always rise to the level of “insight,” but the Company has enjoyed a significant turn-around in performance in the last two years and we believe our disclosure generally provides the information that an investor requires to understand our business.

Item 9A. Controls and Procedures, page 14

Comment #4

We note that you have assessed both Disclosure Controls and Procedures and Internal Control over Financial Reporting as “effective” as of September 30, 2012.  Given your lack of provision of adequate Critical Accounting Policies and an Opinion that properly identifies the periods audited, please support your assessment of Disclosure Controls and Procedures and Internal Controls over Financial Reporting as “effective.”

Response #4

By this letter, we confirm that the Company’s internal controls over financial reporting are effective.  We have noted your comments and will implement them going forward.  While we do not disagree with your comments, we believe that the substantive information presented in our reports is accurate, timely and comprehensive.  While not germane to your specific comments, the Company, on its own, has recently taken steps to improve financial oversight by taking advantage of electronic reporting features offered by our banks.  As a smaller reporting company, we believe our most critical internal control issue is redundancy in our accounting department.  Our recently implemented steps will improve our controls in that area.  We have additional plans in this regard going forward.  Consequently, we do believe our internal controls are effective and we are not passive in our approach to internal controls.

Audit Committee, Page 18

Comment #5

In future filings, please revise to disclose your board of director’s determination regarding whether you have at least one audit committee financial expert serving on your audit committee pursuant to Item 407(d)(5) of Regulation S-K.

Response #5

After some canvassing, the Board of Directors of the Company is inclined to appoint Dale Van Voorhis, the Company’s Chief Executive Officer, to the audit committee.  Mr. Van Voorhis was a certified public accountant with strong accounting experience and experience as the chief executive officer of several companies that are larger than the Company.  In future filings, the Company will provide the requested disclosure.

Employment Agreements, page 20

Comment #6

We note your discussion of employment agreements on pages 20 and 21.  To the extent you have employment agreements with any of your named executive officers, please revise to disclose the terms of the employment agreements, including any severance or change of control compensation, for each of your named executive officers in future filings.  In addition, please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K with your next periodic report.

Response #6

We will provide the requested disclosure and file the employment agreements as exhibits to our next quarterly report.

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

April 5, 2013

Signatures, page 24

Comment #7

Please have your principal accounting officer or controller sign in his capacity as such in the second signature block.

Response #7

In future filings, the Company will add the title “Principal Accounting Officer” to the our Chief Financial Officer’s signature. Mr. Laria is the Company’s principal accounting officer and controller and has signed all Form 10Q’s and Form 10K’s since joining the Company.

Report of Independent Registered Public Accounting Firm, page F-2

Comment #8

Please file an amended Form 10-K for the fiscal year ended September 30, 2012 to include an opinion that properly identifies the periods audited.  Your current opinion cites “periods” but does not identify those periods as the 12 months ended September 30, 2012 and the nine months ended October 2, 2011.

Response #8

Within 14 business days from the filing date of this letter, the Company will file an amended 10-K for the fiscal year ended September 30, 2012 containing an auditor’s opinion that properly identifies the periods covered.  The individual statements clearly state the periods covered in their headings.

Form 10-Q for the Quarterly Period Ended December 30, 2012

Comment #9

We note from your disclosure in your Form 10-K that you consider each park to be an operating and reporting segment.  However, we did not note related disclosure in your Form 10-Q.  Please file an amended 10-Q to include the segment disclosure required by ASC 280-10-50-32 and 280-10-50-33.

Response #9

An amended Form 10-Q will be filed within 14 days of the date of this letter containing the following segment disclosure footnote in the financial statements.

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

April 5, 2013

11. SEGMENT REPORTING

We manage our operations on an individual location basis.  Discrete financial information is maintained for each park and provided to our corporate management for review and as a basis for decision making. The primary performance measures used to allocate resources are park earnings before interest, tax expense, depreciation and amortization and free cash flow.

As of December 30, 2012				Total Dec 30,
Operations by Subsidiary	Corporate	Georgia	Missouri	2012
Total Revenue	$0	$475,404	$102,021	$577,425
Operating Expenses	(95,264)	(417,552)	(228,366)	(741,182)
Operating Profit (Loss)	(95,264)	57,852	(126,345)	(163,757)
Interest Expense	(1,304)	(21,223)	(32,320)	(54,847)
Other Income (Expense), Net	131,000	(124,904)	73	6,169
Income (Loss) Before Taxes	$34,432	$(88,275)	$(158,592)	$(212,435)

As of Jan 1, 2012				Total Jan 1,
Operations by Subsidiary	Corporate	Georgia	Missouri	2012
Total Revenue	$0	$417,243	$97,707	$514,950
Operating Expenses	(121,155)	(351,756)	(169,127)	(642,038)
Operating Profit (Loss)	(121,155)	65,487	(71,420)	(127,088)
Interest Expense	(2,942)	(33,078)	(21,673)	(57,693)
Other Income (Expense), Net	169,600	(165,052)	0	4,548
Income (Loss) Before Taxes	$45,503	$(132,643)	$(93,093)	$(180,233)

As of December 30, 2012				Total Dec 30,
Balance Sheet by Subsidiary	Corporate	Georgia	Missouri	2012
Current Assets	$8,385	$226,521	$69,628	$304,534
Fixed Assets	0	4,118,443	2,045,876	6,164,319
Intangible asset	0	30,922	526	31,448
Investments	4,023,035	(2,511,240)	(1,511,795)	0
Other assets	0	3,500	5,000	8,500
Total Assets	$4,031,420	$1,868,146	$609,235	$6,508,801

Current Liabilities	$39,985	$496,954	$1,688,678	$2,225,617
Long term notes	0	1,711,165	0	1,711,165
Intercompany	1,224,825	(1,616,972)	392,147	0
Stockholders’ Equity	2,766,610	1,276,999	(1,471,590)	2,572,019
Total Liabilities and Stockholders’ Equity	$4,031,420	$1,868,146	$609,235	$6,508,801

As of September 30, 2012				Total Sept. 30,
Balance Sheet by Subsidiary	Corporate	Georgia	Missouri	2012
Current Assets	$5,770	$158,704	$176,088	$340,562
Fixed Assets	0	4,143,655	2,053,190	6,196,845
Intangible asset	0	4,395	702	5,097
Investments	4,023,035	(2,511,240)	(1,511,795)	0
Other assets	0	3,500	5,000	8,500
Total Assets	$4,028,805	$1,799,014	$723,185	$6,551,004

Current Liabilities	$111,180	$233,590	$1,677,777	$2,022,547
Long term notes	0	1,745,503	0	1,745,503
Intercompany	1,186,947	(1,545,353)	358,406	0
Stockholders’ Equity	2,730,678	1,365,274	(1,312,998)	2,782,954
Total Liabilities and Stockholders’ Equity	$4,028,805	$1,799,014	$723,185	$6,551,004

Mr. David R. Humphrey

Accounting Branch Chief

Ms. Amy Geddes

Securities and Exchange Commission

April 5, 2013

Item 4. Controls and Procedures, page 18

Comment #10

As a related matter, we note you have evaluated disclosure controls and procedures, as of December 30, 2012, as effective.  Given the lack of provision of required segment disclosure, as noted above, please revisit your assessment as of December 30, 2012 for accuracy.  If you continue to believe your disclosure controls and procedures are effective as of such date, please support your conclusion.

Response #10

For the reasons given above, we believe our disclosure controls and procedures were effective as of December 30, 2012, the date of the quarterly report on Form 10-Q.  The MD&A in that filing discloses the material segment information for each park. We disclosed the revenues, expenses and operating margin of each park for the quarter as compared with that of the previous quarter. We then discussed in detail what caused the results to increase or decrease in each of those line items.  We will add the segment reporting footnote to our quarterly reports going forward.

The Company confirms its understanding that:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)

staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

We are happy to answer any additional questions or respond to further comments.

Very truly yours,

/s/ Jon Laria

Jon Laria

Chief Financial Officer and Principal Accounting Officer

Parks! America, Inc.

cc:

Dale Van Voorhis

Jon Gardner

Danielle Maibohm